James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Executive Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK). Interim Chief Executive Officer and Director: Harold Wiens (USA) Company number: 485719 ARBN: 097 829 895 1 June 2022 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 31 May 2022. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. EXHIBIT 99.2

Mitsubishi UFJ Financial Group
7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan
Tel.03-3240-8111
www.mufg.jp

James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House,
Harcourt Centre
Harcourt Street
Dublin 2, Ireland

31st May 2022

Dear Sir/Madam,

Re: Disclosure of Holding above 4% Threshold.

Mitsubishi UFJ Financial Group, Inc. ("MUFG") on behalf of its subsidiaries: First Sentier Investors (Australia) IM Ltd, First Sentier Investors Realindex Pty Ltd, First Sentier Investors (Australia) RE Ltd, Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Kokusai Asset Management Co., Ltd. and HighMark Capital Management, Inc. have a requirement to make subsequent disclosure under Section 1048/1050 of the Companies Act 2014.

These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 4.02% ordinary share capital, as at 27th May 2022. This is based upon a total of 17,889,296 shares held and a total of 445,348,933 voting rights on issue.

A previous announcement of 3.929% interest in relevant share capital was disclosed on the 18th March 2021 for value date 16th March 2021.

The holdings dissection between entities within MUFG after notification obligation on 27th May 2022 are as follows.

Entity	Number of Securities	% of the Total Issued Securities of the Class
First Sentier Investors (Australia) IM Ltd	15,176,265	3.4077%
First Sentier Investors Realindex Ltd	1,783,028	0.4004%
First Sentier Investors (Australia) RE Ltd	18,261	0.0041%
Mitsubishi UFJ Trust and Banking Corporation	804,367	0.1806%
Mitsubishi UFJ Kokusai Asset Management Co., Ltd	107,318	0.0241%
HighMark Capital Management, Inc.	57	0.0000%
Total	17,889,296	4.0169%

Thank you for your attention in this matter. Yours Faithfully, …………………………………………. Signature Name and Title: Riyuuichirou Sakuma Managing Director Deputy Head of Credit Policy & Planning Division Mitsubishi UFJ Financial Group, Inc.